SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                SCHEDULE 13D/A*
                   Under the Securities Exchange Act of 1934

                               USA Networks, Inc.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                  902984 10 3
                                 (CUSIP Number)


Charles Y. Tanabe, Esq.     Pamela S. Seymon, Esq.     Karen Randall, Esq.
Senior Vice President       Wachtell, Lipton, Rosen    Universal Studios, Inc.
and General Counsel           & Katz                   100 Universal City Plaza
Liberty Media Corporation   51 West 52nd Street        Universal City, CA  91608
Englewood, CO  80112        New York, NY  10019        (818) 777-1000
(720) 875-5400              (212) 403-1000

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 July 19, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

________________________
* Note: This statement constitutes Amendment No. 5 of the Report on Schedule 13D of the reporting group consisting of Tele-Communications, Inc. (replaced, pursuant to this amendment, as a member of the reporting group by Liberty Media Corporation), Barry Diller, The Seagram Company Ltd., Universal Studios, Inc. and the BDTV Entities. This statement also constitutes Amendment No. 17 and the final amendment of a Report on Schedule 13D of Tele-Communications, Inc., the initial filing of a Report on Schedule 13D of Liberty Media Corporation, Amendment No. 15 of a Report on Schedule 13D of Barry Diller, Amendment No. 5 of a Report on Schedule 13D of The Seagram Company Ltd. and Universal Studios, Inc., Amendment No. 11 of a Report on Schedule 13D of BDTV INC., Amendment No. 9 of a Report on Schedule 13D of BDTV II INC., Amendment No. 6 of a Report on
Schedule 13D of BDTV III INC. and Amendment No. 5 of a Report on Schedule 13D of BDTV IV INC.

                               Page 1 of 32 Pages

(1)   Names of Reporting Persons
      I.R.S. Identification Nos. of Above Persons

      Tele-Communications, Inc.

(2)   Check the Appropriate Box if a Member of a Group

      (a)   [_]

      (b)   [X]

(3)   SEC Use Only

(4)   Source of Funds

      Not Applicable

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [_]

(6)   Citizenship or Place of Organization

      Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

(7)   Sole Voting Power                        None; see Item 2

(8)   Shared Voting Power                      None; see Item 2

(9)   Sole Dispositive Power                   None; see Item 2

(10)  Shared Dispositive Power                 None; see Item 2

(11)  Aggregate Amount Beneficially Owned
      by Each Reporting Person                 None; see Item 2

(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [_]

(13)  Percent of Class Represented by Amount in Row (11)   0%

(14)  Type of Reporting Person (See Instructions)

      CO
                               Page 2 of 32 Pages

(1)   Names of Reporting Persons
      I.R.S. Identification Nos. of Above Persons

      Liberty Media Corporation

(2)   Check the Appropriate Box if a Member of a Group

      (a)   [_]

      (b)   [X]

(3)   SEC Use Only

(4)   Source of Funds

      WC

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)or 2(e) [_]

(6)   Citizenship or Place of Organization

      Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

(7)   Sole Voting Power                        None; see Items 3 and 5

(8)   Shared Voting Power                      65,258,282 shares

(9)   Sole Dispositive Power                   None; see Items 3 and 5

(10)  Shared Dispositive Power                 65,258,282 shares

(11)  Aggregate Amount Beneficially Owned
      by Each Reporting Person                 65,258,282 shares

(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [X]

Excludes shares beneficially owned by the executive officers and directors of Liberty, Seagram (other than Mr. Diller) and Universal. Excludes options to purchase an aggregate of 10,430,000 shares of Common Stock granted to Mr. Diller, none of which is currently vested or exercisable and none of which becomes exercisable within 60 days. Excludes (i) Liberty Exchange Shares issuable to Liberty, (ii) 141,080,765 shares of Common Stock or Class B Common Stock issuable to Universal upon exchange of shares of USANi LLC ("LLC Shares"), and (iii) 22,887,344 shares of Common Stock issuable to Liberty upon exchange of LLC Shares, each of which is subject to terms and conditions set forth in the Liberty Exchange Agreement and the Transaction Agreements previously filed by the parties, including the limitations of the Communications Act of 1934, as amended (the "Communications Act"). See Item 6.

(13)  Percent of Class Represented by Amount in Row (11)   35.9%

Assumes conversion of all shares of Class B Common Stock beneficially owned by the Reporting Persons into shares of Common Stock and the exercise of options to purchase 15,101,694 shares of Common Stock which are currently exercisable by Mr. Diller. Because each share of Class B Common Stock generally is entitled to ten votes per share and each share of Common Stock is entitled to one vote per share, the Reporting Persons may be deemed to beneficially own equity securities of the Company representing approximately 75.0% of the voting power of the Company.

(14)  Type of Reporting Person (See Instructions)

      CO

                               Page 3 of 32 Pages

(1)   Names of Reporting Persons
      I.R.S. Identification Nos. of Above Persons

      The Seagram Company Ltd.

(2)   Check the Appropriate Box if a Member of a Group

      (a)   [_]

      (b)   [X]

(3)   SEC Use Only

(4)   Source of Funds

      WC; OO

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)or 2(e) [_]

(6)   Citizenship or Place of Organization

      Canada

Number of Shares Beneficially Owned by Each Reporting Person With:

(7)   Sole Voting Power                        None; see Items 3 and 5

(8)   Shared Voting Power                      65,258,282 shares

(9)   Sole Dispositive Power                   None; see Items 3 and 5

(10)  Shared Dispositive Power                 65,258,282 shares

(11)  Aggregate Amount Beneficially Owned
      by Each Reporting Person                 65,258,282 shares

(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [X]

Excludes shares beneficially owned by the executive officers and directors of Liberty, Seagram (other than Mr. Diller) and Universal. Excludes options to purchase an aggregate of 10,430,000 shares of Common Stock granted to Mr. Diller, none of which is currently vested or exercisable and none of which becomes exercisable within 60 days. Excludes (i) Liberty Exchange Shares issuable to Liberty, (ii) 141,080,765 shares of Common Stock or Class B Common Stock issuable to Universal upon exchange of shares of USANi LLC ("LLC Shares"), and (iii) 22,887,344 shares of Common Stock issuable to Liberty upon exchange of LLC Shares, each of which is subject to terms and conditions set forth in the Liberty Exchange Agreement and the Transaction Agreements previously filed by the parties, including the limitations of the Communications Act of 1934, as amended (the "Communications Act"). See Item 6.

(13)  Percent of Class Represented by Amount in Row (11)   35.9%

Assumes conversion of all shares of Class B Common Stock beneficially owned by the Reporting Persons into shares of Common Stock and the exercise of options to purchase 15,101,694 shares of Common Stock which are currently exercisable by Mr. Diller. Because each share of Class B Common Stock generally is entitled to ten votes per share and each share of Common Stock is entitled to one vote per share, the Reporting Persons may be deemed to beneficially own equity securities of the Company representing approximately 75.0% of the voting power of the Company.

(14)  Type of Reporting Person (See Instructions)

      CO

                               Page 4 of 32 Pages

(1)   Names of Reporting Persons
      I.R.S. Identification Nos. of Above Persons

      Universal Studios, Inc.

(2)   Check the Appropriate Box if a Member of a Group

      (a)   [_]

      (b)   [X]

(3)   SEC Use Only

(4)   Source of Funds

      WC; OO

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [_]

(6)   Citizenship or Place of Organization

      Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

(7)   Sole Voting Power                        None; see Items 3 and 5

(8)   Shared Voting Power                      65,258,282 shares

(9)   Sole Dispositive Power                   None; see Items 3 and 5

(10)  Shared Dispositive Power                 65,258,282 shares

(11)  Aggregate Amount Beneficially Owned
      by Each Reporting Person                 65,258,282 shares

(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [X]

Excludes shares beneficially owned by the executive officers and directors of Liberty, Seagram (other than Mr. Diller) and Universal. Excludes options to purchase an aggregate of 10,430,000 shares of Common Stock granted to Mr. Diller, none of which is currently vested or exercisable and none of which becomes exercisable within 60 days. Excludes (i) Liberty Exchange Shares issuable to Liberty, (ii) 141,080,765 shares of Common Stock or Class B Common Stock issuable to Universal upon exchange of shares of USANi LLC ("LLC Shares"), and (iii) 22,887,344 shares of Common Stock issuable to Liberty upon exchange of LLC Shares, each of which is subject to terms and conditions set forth in the Liberty Exchange Agreement and the Transaction Agreements previously filed by the parties, including the limitations of the Communications Act of 1934, as amended (the "Communications Act"). See Item 6.

(13)  Percent of Class Represented by Amount in Row (11)   35.9%

Assumes conversion of all shares of Class B Common Stock beneficially owned by the Reporting Persons into shares of Common Stock and the exercise of options to purchase 15,101,694 shares of Common Stock which are currently exercisable by Mr. Diller. Because each share of Class B Common Stock generally is entitled to ten votes per share and each share of Common Stock is entitled to one vote per share, the Reporting Persons may be deemed to beneficially own equity securities of the Company representing approximately 75.0% of the voting power of the Company.

(14)  Type of Reporting Person (See Instructions)

      CO

                               Page 5 of 32 Pages

(1)   Names of Reporting Persons
      I.R.S. Identification Nos. of Above Persons

      Barry Diller

(2)   Check the Appropriate Box if a Member of a Group

      (a)   [_]

      (b)   [X]

(3)   SEC Use Only

(4)   Source of Funds

      Not Applicable

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [_]

(6)   Citizenship or Place of Organization

      United States

Number of Shares Beneficially Owned by Each Reporting Person With:

(7)   Sole Voting Power                        None; see Items 3 and 5

(8)   Shared Voting Power                      65,258,282 shares

(9)   Sole Dispositive Power                   None; see Items 3 and 5

(10)  Shared Dispositive Power                 65,258,282 shares

(11)  Aggregate Amount Beneficially Owned
      by Each Reporting Person                 65,258,282 shares

(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [X]

Excludes shares beneficially owned by the executive officers and directors of Liberty, Seagram (other than Mr. Diller) and Universal. Excludes options to purchase an aggregate of 10,430,000 shares of Common Stock granted to Mr. Diller, none of which is currently vested or exercisable and none of which becomes exercisable within 60 days. Excludes (i) Liberty Exchange Shares issuable to Liberty, (ii) 141,080,765 shares of Common Stock or Class B Common Stock issuable to Universal upon exchange of shares of USANi LLC ("LLC Shares"), and (iii) 22,887,344 shares of Common Stock issuable to Liberty upon exchange of LLC Shares, each of which is subject to terms and conditions set forth in the Liberty Exchange Agreement and the Transaction Agreements previously filed by the parties, including the limitations of the Communications Act of 1934, as amended (the "Communications Act"). See Item 6.

 (13)  Percent of Class Represented by Amount in Row (11)   35.9%

Assumes conversion of all shares of Class B Common Stock beneficially owned by the Reporting Persons into shares of Common Stock and the exercise of options to purchase 15,101,694 shares of Common Stock which are currently exercisable by Mr. Diller. Because each share of Class B Common Stock generally is entitled to ten votes per share and each share of Common Stock is entitled to one vote per share, the Reporting Persons may be deemed to beneficially own equity securities of the Company representing approximately 75.0% of the voting power of the Company.

(14)  Type of Reporting Person (See Instructions)

      IN
                               Page 6 of 32 Pages

(1)   Names of Reporting Persons
      I.R.S. Identification Nos. of Above Persons

      BDTV INC.

(2)   Check the Appropriate Box if a Member of a Group

      (a)   [_]

      (b)   [X]

(3)   SEC Use Only

(4)   Source of Funds

      Not Applicable

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [_]

(6)   Citizenship or Place of Organization

      Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

(7)   Sole Voting Power                        None; see Items 3 and 5

(8)   Shared Voting Power                      65,258,282 shares

(9)   Sole Dispositive Power                   None; see Items 3 and 5

(10)  Shared Dispositive Power                 65,258,282 shares

(11)  Aggregate Amount Beneficially Owned
      by Each Reporting Person                 65,258,282 shares

(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [X]

Excludes shares beneficially owned by the executive officers and directors of Liberty, Seagram (other than Mr. Diller) and Universal. Excludes options to purchase an aggregate of 10,430,000 shares of Common Stock granted to Mr. Diller, none of which is currently vested or exercisable and none of which becomes exercisable within 60 days. Excludes (i) Liberty Exchange Shares issuable to Liberty, (ii) 141,080,765 shares of Common Stock or Class B Common Stock issuable to Universal upon exchange of shares of USANi LLC ("LLC Shares"), and (iii) 22,887,344 shares of Common Stock issuable to Liberty upon exchange of LLC Shares, each of which is subject to terms and conditions set forth in the Liberty Exchange Agreement and the Transaction Agreements previously filed by the parties, including the limitations of the Communications Act of 1934, as amended (the "Communications Act"). See Item 6.

(13)  Percent of Class Represented by Amount in Row (11)   35.9%

Assumes conversion of all shares of Class B Common Stock beneficially owned by the Reporting Persons into shares of Common Stock and the exercise of options to purchase 15,101,694 shares of Common Stock which are currently exercisable by Mr. Diller. Because each share of Class B Common Stock generally is entitled to ten votes per share and each share of Common Stock is entitled to one vote per share, the Reporting Persons may be deemed to beneficially own equity securities of the Company representing approximately 75.0% of the voting power of the Company.

(14)  Type of Reporting Person (See Instructions)

      CO
                               Page 7 of 32 Pages

(1)   Names of Reporting Persons
      I.R.S. Identification Nos. of Above Persons

      BDTV II INC.

(2)   Check the Appropriate Box if a Member of a Group

      (a)   [_]

      (b)   [X]

(3)   SEC Use Only

(4)   Source of Funds

      Not Applicable

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [_]

(6)   Citizenship or Place of Organization

      Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

(7)   Sole Voting Power                        None; see Items 3 and 5

(8)   Shared Voting Power                      65,258,282 shares

(9)   Sole Dispositive Power                   None; see Items 3 and 5

(10)  Shared Dispositive Power                 65,258,282 shares

(11)  Aggregate Amount Beneficially Owned
      by Each Reporting Person                 65,258,282 shares

(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [X]

Excludes shares beneficially owned by the executive officers and directors of Liberty, Seagram (other than Mr. Diller) and Universal. Excludes options to purchase an aggregate of 10,430,000 shares of Common Stock granted to Mr. Diller, none of which is currently vested or exercisable and none of which becomes exercisable within 60 days. Excludes (i) Liberty Exchange Shares issuable to Liberty, (ii) 141,080,765 shares of Common Stock or Class B Common Stock issuable to Universal upon exchange of shares of USANi LLC ("LLC Shares"), and (iii) 22,887,344 shares of Common Stock issuable to Liberty upon exchange of LLC Shares, each of which is subject to terms and conditions set forth in the Liberty Exchange Agreement and the Transaction Agreements previously filed by the parties, including the limitations of the Communications Act of 1934, as amended (the "Communications Act"). See Item 6.

(13)  Percent of Class Represented by Amount in Row (11)   35.9%

Assumes conversion of all shares of Class B Common Stock beneficially owned by the Reporting Persons into shares of Common Stock and the exercise of options to purchase 15,101,694 shares of Common Stock which are currently exercisable by Mr. Diller. Because each share of Class B Common Stock generally is entitled to ten votes per share and each share of Common Stock is entitled to one vote per share, the Reporting Persons may be deemed to beneficially own equity securities of the Company representing approximately 75.0% of the voting power of the Company.

(14)  Type of Reporting Person (See Instructions)

      CO

                               Page 8 of 32 Pages

(1)   Names of Reporting Persons
      I.R.S. Identification Nos. of Above Persons

      BDTV III INC.

(2)   Check the Appropriate Box if a Member of a Group

      (a)   [_]

      (b)   [X]

(3)   SEC Use Only

(4)   Source of Funds

      Not Applicable

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [_]

(6)   Citizenship or Place of Organization

      Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

(7)   Sole Voting Power                        None; see Items 3 and 5

(8)   Shared Voting Power                      65,258,282 shares

(9)   Sole Dispositive Power                   None; see Items 3 and 5

(10)  Shared Dispositive Power                 65,258,282 shares

(11)  Aggregate Amount Beneficially Owned
      by Each Reporting Person                 65,258,282 shares

(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [X]

Excludes shares beneficially owned by the executive officers and directors of Liberty, Seagram (other than Mr. Diller) and Universal. Excludes options to purchase an aggregate of 10,430,000 shares of Common Stock granted to Mr. Diller, none of which is currently vested or exercisable and none of which becomes exercisable within 60 days. Excludes (i) Liberty Exchange Shares issuable to Liberty, (ii) 141,080,765 shares of Common Stock or Class B Common Stock issuable to Universal upon exchange of shares of USANi LLC ("LLC Shares"), and (iii) 22,887,344 shares of Common Stock issuable to Liberty upon exchange of LLC Shares, each of which is subject to terms and conditions set forth in the Liberty Exchange Agreement and the Transaction Agreements previously filed by the parties, including the limitations of the Communications Act of 1934, as amended (the "Communications Act"). See Item 6.

(13)  Percent of Class Represented by Amount in Row (11)   35.9%

Assumes conversion of all shares of Class B Common Stock beneficially owned by the Reporting Persons into shares of Common Stock and the exercise of options to purchase 15,101,694 shares of Common Stock which are currently exercisable by Mr. Diller. Because each share of Class B Common Stock generally is entitled to ten votes per share and each share of Common Stock is entitled to one vote per share, the Reporting Persons may be deemed to beneficially own equity securities of the Company representing approximately 75.0% of the voting power of the Company.

(14)  Type of Reporting Person (See Instructions)

      CO

                               Page 9 of 32 Pages

(1)   Names of Reporting Persons
      I.R.S. Identification Nos. of Above Persons

      BDTV IV INC.

(2)   Check the Appropriate Box if a Member of a Group

      (a)   [_]

      (b)   [X]

(3)   SEC Use Only

(4)   Source of Funds

      Not Applicable

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [_]

(6)   Citizenship or Place of Organization

      Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

(7)   Sole Voting Power                        None; see Items 3 and 5

(8)   Shared Voting Power                      65,258,282 shares

(9)   Sole Dispositive Power                   None; see Items 3 and 5

(10)  Shared Dispositive Power                 65,258,282 shares

(11)  Aggregate Amount Beneficially Owned
      by Each Reporting Person                 65,258,282 shares

(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [X]

Excludes shares beneficially owned by the executive officers and directors of Liberty, Seagram (other than Mr. Diller) and Universal. Excludes options to purchase an aggregate of 10,430,000 shares of Common Stock granted to Mr. Diller, none of which is currently vested or exercisable and none of which becomes exercisable within 60 days. Excludes (i) Liberty Exchange Shares issuable to Liberty, (ii) 141,080,765 shares of Common Stock or Class B Common Stock issuable to Universal upon exchange of shares of USANi LLC ("LLC Shares"), and (iii) 22,887,344 shares of Common Stock issuable to Liberty upon exchange of LLC Shares, each of which is subject to terms and conditions set forth in the Liberty Exchange Agreement and the Transaction Agreements previously filed by the parties, including the limitations of the Communications Act of 1934, as amended (the "Communications Act"). See Item 6.

(13)  Percent of Class Represented by Amount in Row (11)   35.9%

Assumes conversion of all shares of Class B Common Stock beneficially owned by the Reporting Persons into shares of Common Stock and the exercise of options to purchase 15,101,694 shares of Common Stock which are currently exercisable by Mr. Diller. Because each share of Class B Common Stock generally is entitled to ten votes per share and each share of Common Stock is entitled to one vote per share, the Reporting Persons may be deemed to beneficially own equity securities of the Company representing approximately 75.0% of the voting power of the Company.

(14)  Type of Reporting Person (See Instructions)

      CO

                              Page 10 of 32 Pages

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                                  Statement of

                           TELE-COMMUNICATIONS, INC.,
                           LIBERTY MEDIA CORPORATION,
                                 BARRY DILLER,
                            UNIVERSAL STUDIOS, INC.,
                           THE SEAGRAM COMPANY LTD.,
                                   BDTV INC.,
                                 BDTV II INC.,
                                 BDTV III INC.
                                      and
                                  BDTV IV INC.

        Pursuant to Section 13(d) of the Securities Exchange Act of 1934

                                 in respect of

                               USA NETWORKS, INC.

     This Report on Schedule 13D relates to the common stock, par value $.01 per share (the "Common Stock"), of USA Networks, Inc., a Delaware corporation (the "Company"). The Reports on Schedule 13D, as amended and supplemented, originally filed with the Commission by (i) the reporting group (the "Reporting Group") consisting of Tele-Communications, Inc., a Delaware Corporation ("TCI") (replaced, pursuant to this amendment, as a member of the Reporting Group by Liberty Media Corporation, a Delaware corporation ("Liberty")), Mr. Barry Diller, Universal Studios, Inc., a Delaware corporation ("Universal"), The Seagram Company Ltd., a Canadian corporation ("Seagram"), BDTV INC., a Delaware corporation ("BDTV"), BDTV II INC., a Delaware corporation ("BDTV II"), BDTV III INC., a Delaware corporation ("BDTV III"), and BDTV IV, INC., a Delaware corporation ("BDTV IV") (each, a "Reporting Person"), on February 24, 1998 (the "Reporting Group Schedule 13D"), (ii) TCI on August 15, 1994 (the "TCI Schedule 13D"), (iii) Mr. Diller on August 29, 1995 (the "Barry Diller Schedule 13D"),
(iv) Universal and Seagram on February 24, 1998 (the "Universal Schedule 13D"),
(v) BDTV on August 16, 1996 (the "BDTV Schedule 13D"), (vi) BDTV II on December 24, 1996 (the "BDTV II Schedule 13D"), (vii) BDTV III on July 28, 1997 (the "BDTV III Schedule 13D"), and (viii) BDTV IV on February 24, 1998 (the "BDTV IV
Schedule 13D"), are each hereby amended and supplemented to include the information set forth herein. This Report on Schedule 13D constitutes Amendment No. 5 to the Reporting Group Schedule 13D, Amendment No. 17 and the final amendment to the TCI Schedule 13D, the original filing of a Report on Schedule 13D of Liberty (the "Liberty Schedule 13D"), Amendment No. 15 to the Barry Diller Schedule 13D, Amendment No. 5 to the Universal Schedule 13D, Amendment No. 11 to the BDTV Schedule 13D, Amendment No. 9 to the BDTV II Schedule 13D, Amendment No. 6 to

                              Page 11 of 32 Pages
the BDTV III Schedule 13D and Amendment No. 5 to the BDTV IV Schedule 13D. The Reporting Group Schedule 13D, the TCI Schedule 13D, the Liberty Schedule 13D, the Barry Diller Schedule 13D, the Universal Schedule 13D, the BDTV Schedule 13D, the BDTV II Schedule 13D, the BDTV III Schedule 13D and the BDTV IV
Schedule 13D are collectively referred to as the "Schedule 13D." Capitalized terms not defined herein have the meanings given to such terms in the prior Reports on Schedule 13D referred to in this paragraph.

     Information contained herein with respect to each Reporting Person and its executive officers, directors and controlling persons is given solely by such Reporting Person, and no other Reporting Person has responsibility for the accuracy or completeness of information supplied by such other Reporting Person.

ITEM 2.     Identity and Background

     The information contained in Item 2 of the Schedule 13D is hereby amended and supplemented by adding the following information:

     Descendants of the late Samuel Bronfman and trusts established for their benefit (collectively, the "Bronfman Family") beneficially own directly or indirectly approximately 24.6% of the outstanding common shares without nominal or par value of Seagram (the "Seagram Common Shares"). Of that amount, Bronfman Associates, a partnership of which Edgar M. Bronfman, his children and a trust for the benefit of Edgar M. Bronfman and his descendants are the sole partners and of which Edgar M. Bronfman is the managing partner, along with a second trust for the benefit of Edgar M. Bronfman and his descendants, own directly approximately 13.9% of the Seagram Common Shares; trusts for the benefit of Charles R. Bronfman and his descendants own directly approximately 9.5% of the Seagram Common Shares; trusts for the benefit of the family of the late Minda de Gunzberg and members of her immediate family own directly or indirectly approximately 0.3% of the Seagram Common Shares; a charitable foundation of which Charles R. Bronfman is among the directors owns approximately 0.8% of the Seagram Common Shares; another charitable foundation of which Charles R. Bronfman is among the directors owns approximately 0.01% of the Seagram Common Shares; a charitable foundation of which Edgar M. Bronfman and Charles R. Bronfman are among the trustees owns approximately 0.1% of the Seagram Common Shares and Edgar M. Bronfman, Charles R. Bronfman and their respective spouses and children own directly approximately 0.01% of the Seagram Common Shares. In addition, such persons hold options which are currently exercisable or become exercisable within 60 days to purchase an additional 0.9% of the Seagram Common Shares, calculated pursuant to Rule 13d-3 of the Rules and Regulations under the Act. Percentages set forth in this Item 2 are based on the number of Seagram Common Shares outstanding as of June 10, 1999 (as adjusted to give effect to the public offering by Seagram of 29,000,000 Seagram Common Shares consummated on June 21, 1999).

     Edgar M. Bronfman is Chairman of the Board of Seagram and a director of Seagram. Charles R. Bronfman is Co-Chairman of the Board of Seagram and Chairman of the Executive

                              Page 12 of 32 Pages

Committee of Seagram and a director of Seagram. Edgar M. Bronfman, Charles R. Bronfman and the late Minda de Gunzburg are siblings.

     Pursuant to a voting trust agreement, Charles R. Bronfman serves as voting trustee for Seagram Common Shares beneficially owned directly or indirectly by Bronfman Associates, the aforesaid trusts for the benefit of Edgar M. Bronfman and his descendants, the aforesaid trusts for the benefit of Charles R. Bronfman and his descendants and the first two of the three aforesaid charitable foundations. Pursuant to another voting trust agreement, Edgar M. Bronfman and Charles R. Bronfman are among the voting trustees for Seagram Common Shares beneficially owned directly or indirectly by trusts for the benefit of the family of the late Minda de Gunzburg and members of her immediate family. Neither voting trust agreement contains restrictions on the right of the voting trustees to vote the deposited Seagram Common Shares.

     The information contained in Schedule 1 of the Schedule 13D is hereby amended as set forth in Schedule 1 attached hereto. During the last five years, neither Universal, Seagram nor any of the persons named on Schedule 1 (the "Schedule 1 Persons") (to the knowledge of Universal or Seagram) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither Universal, Seagram nor any of the Schedule 1 Persons (to the knowledge of Universal or Seagram) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     On March 9, 1999, AT&T Corp. ("AT&T") acquired all of the outstanding common stock of TCI through a merger of TCI with and into a wholly owned subsidiary of AT&T. As a result of this merger and the governance provisions described below, neither AT&T nor TCI is deemed to be the beneficial owner of the securities of the Company held by Liberty. Accordingly, as a result of the AT&T/TCI merger, Liberty is the beneficial owner of such securities and TCI will no longer constitute a Reporting Person with respect to the Company.

     Liberty's principal business address is 9197 South Peoria Street, Englewood, Colorado 80112. The Liberty Media Group (the "Liberty Media Group"), which is a "tracking stock" group of AT&T and principally consists of the assets and business of Liberty and its subsidiaries as well as certain other indirect subsidiaries of AT&T which have assets and businesses related to those of Liberty, is engaged in (i) the production, acquisition and distribution through all available formats and media of branded entertainment, educational and informational programming and software, including multimedia products; (ii) electronic retailing, direct marketing, advertising sales related to programming services, infomercials and transaction processing; (iii) international cable television distribution, telephony and programming; (iv) satellite communications and (v) investments in wireless domestic telephony and other technology ventures.

      The members of the Board of Directors and executive officers of Liberty manage the business and affairs of Liberty. Although Liberty is an indirect wholly owned subsidiary of
                              Page 13 of 32 Pages

AT&T, a majority of Liberty's Board of Directors consists of individuals designated by TCI prior to the acquisition of TCI by AT&T. If these individuals or their designated successors cease to constitute a majority of Liberty's Board, Liberty will transfer all of its assets and businesses to a new entity. Although the outstanding equity interests of this new entity would be owned substantially by AT&T, it would continue to be managed by the management of Liberty that existed prior to such transfer of assets.

     Schedule 3 attached to this Schedule 13D contains the following information concerning each director, executive officer and controlling person of Liberty:
(i) the name and residence or business address, (ii) the principal occupation or employment; and (iii) the name, principal business and address of any corporation or other organization in which such employment is conducted.
Schedule 3 is incorporated herein by reference. To the knowledge of Liberty, each of the persons named on Schedule 3 (the "Schedule 3 Persons") is a United States citizen, except for David J.A. Flowers, who is a Canadian citizen. During the last five years, neither Liberty nor any of the Schedule 3 Persons (to the knowledge of Liberty) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither Liberty nor any of the Schedule 3 Persons (to the knowledge of Liberty) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Schedule 4 attached to this Schedule 13D contains the following information which has been provided to Liberty by AT&T concerning each director, executive officer or controlling person of AT&T: (i) the name and residence or business address, (ii) the principal occupation or employment; and (iii) the name, principal business and address of any corporation or other organization in which such employment is conducted. Schedule 4 is incorporated herein by reference. Based upon information provided to Liberty by AT&T, (i) to the knowledge of AT&T, each of the persons named on Schedule 4 (the "Schedule 4 Persons") is a United States citizen, (ii) during the last five years, neither AT&T nor any of the Schedule 4 Persons (to the knowledge of AT&T) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and
(iii) during the last five years, neither AT&T nor any of the Schedule 4 Persons (to the knowledge of AT&T) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.     Source of Funds or other Consideration

     The information contained in Item 3 of this amendment to the Schedule 13D is hereby amended and supplemented by adding the information set forth in Item 5 of this Schedule 13D, which is hereby incorporated by reference herein.

                              Page 14 of 32 Pages

ITEM 4.     Purpose of the Transactions

     With respect to the preemptive right transactions summarized in Item 5 below, the purpose of the transactions is for Universal or Liberty, as the case may be, to maintain, after an issuance event, the respective percentage ownership interests in the Company which they held prior to an issuance of stock by the Company. These transactions are effected pursuant to the Investment Agreement, previously filed as an exhibit hereto. The Investment Agreement provides that each of Universal and Liberty has a preemptive right, at an exercise price equal to the issue price for the event to which such preemptive right relates. Under the Investment Agreement, the Company may aggregate such issuances until they total at least 1% of the Company's fully-converted capitalization. As a result, at the time Universal and Liberty exercise their respective preemptive rights with respect to a particular event, the market price of the Company's Common Stock may be higher or lower than the exercise price.

ITEM 5.     Interest in Securities of the Issuer

     The information contained in Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following information:

     On May 28, 1999, Universal acquired 600,000 shares of Common Stock in connection with the merger of OFI Holdings, Inc. ("OFI") with and into Flick Merger Corp., a wholly owned subsidiary of the Company (the "OFI Merger Transaction"). Universal acquired 300,000 of such shares of Common Stock in consideration of its 54.6% interest in OFI. Universal acquired the other 300,000 shares of Common Stock for an aggregate consideration of $12,000,000, or $40.00 per share, which cash proceeds the Company used to purchase the remaining 45.4% interest in OFI from the OFI shareholders other than Universal. The $12,000,000 due the Company from Universal in connection with the foregoing purchase was drawn from the working capital of Universal.

     As provided in the Investment Agreement, each of Universal and Liberty has been granted a preemptive right with respect to issuances of the Company's capital stock, subject to certain limitations, to maintain the percentage ownership in the Company that each had immediately prior to such issuances. In accordance with the foregoing, each of Universal and Liberty has exercised preemptive rights to acquire Company capital stock as follows: (a) with respect to the issuance of Common Stock in connection with option exercises and related events between June 11, 1998 and May 31, 1999 (i) on July 19, 1999, Universal acquired 7,390,876 LLC Shares for an aggregate consideration of $242,272,915.28, or $32.78 per share and (ii) on July 19, 1999, Liberty acquired 3,479,486 shares of Common Stock for an aggregate consideration of $114,057,551.08, or $32.78 per share; and (b) with respect to the issuance of 600,000 shares of Common Stock to Universal in connection with the OFI Merger Transaction, (i) on July 19, 1999, Liberty acquired 159,159 shares of Common Stock for an aggregate consideration of $6,248,582.34, or $39.26 per share. The aggregate amount due the Company from Universal in connection with the foregoing purchase was drawn from the working capital of Universal. The aggregate amount due the Company from Liberty in connection with the foregoing purchases was drawn from the working capital of Liberty.

                              Page 15 of 32 Pages

     The Company has informed the Reporting Group that as of June 30, 1999, there were 131,471,584 shares of Common Stock outstanding and 31,516,726 shares of Class B Common Stock outstanding. The Reporting Group beneficially owns 65,258,282 shares of Common Stock, representing approximately 35.9% of the shares of Common Stock. This figure assumes (i) the conversion of all shares of Class B Common Stock beneficially owned by the Reporting Persons into shares of Common Stock and (ii) the exercise of options currently exercisable or exercisable within 60 days of June 30, 1999 to purchase 15,101,694 shares of Common Stock held by Mr. Diller. In addition, (i) Universal beneficially owns 141,080,765 LLC Shares exchangeable for 73,285,000 shares of Class B Common Stock and 67,795,765 shares of Common Stock and (ii) Liberty beneficially owns 22,887,344 LLC Shares exchangeable for 22,887,344 shares of Common Stock. In each case, the exchange of LLC shares is subject to terms and conditions set forth in the Transaction Agreements, including the limitations of the Communications Act. As disclosed previously, Liberty HSN has the right, under certain circumstances set forth in the Liberty Exchange Agreement as amended by the Investment Agreement, to acquire the Liberty Exchange Shares.

     Except as set forth or incorporated by reference herein, no Reporting Person nor, to the best knowledge of each Reporting Person, any executive officer or director of such Reporting Person has effected any transaction in the Common Stock during the past 60 days.

     Pamela S. Cherney, Treasurer of Universal, beneficially owns and has sole voting and dispositive power over 100 shares of Common Stock, representing less than .01% of the outstanding shares of Common Stock.

     Each Reporting Person disclaims beneficial ownership of the shares of Common Stock beneficially owned by each of the other Reporting Persons.

ITEM 7.     Material to be Filed as Exhibits

     The information contained in Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following information:

     The following document is filed as an exhibit to this statement:

     41. Fifth Amended and Restated Joint Filing Agreement by and among Tele-Communications, Inc., Liberty Media Corporation, Barry Diller, Universal Studios, Inc., The Seagram Company Ltd., BDTV INC., BDTV II INC., BDTV III INC. and BDTV IV INC, dated as of July 19, 1999.

                              Page 16 of 32 Pages

                                   SIGNATURES

     After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information in this statement is true, complete and correct.

Dated:  July 19, 1999

                                    TELE-COMMUNICATIONS, INC.

                                    By: /s/ Derek Chang
                                        ------------------------------
                                    Name:   Derek Chang
                                    Title:  Executive Vice President


                                    LIBERTY MEDIA CORPORATION

                                    By: /s/ Charles Y. Tanabe
                                        ------------------------------
                                    Name:   Charles Y. Tanabe
                                    Title:  Senior Vice President and
                                            General Counsel

                                    /s/  Barry Diller
                                    ----------------------------------
                                         Barry Diller

                                    UNIVERSAL STUDIOS, INC.

                                    By: /s/ Karen Randall
                                        -----------------------------
                                    Name:   Karen Randall
                                    Title:  Senior Vice President and
                                            General Counsel

                                    THE SEAGRAM COMPANY LTD.

                                    By: /s/ Daniel R. Paladino
                                        ----------------------------
                                    Name:   Daniel R. Paladino
                                    Title:  Executive Vice President

                                    BDTV INC., BDTV II INC.,
                                    BDTV III INC., BDTV IV INC.

                                    By:  /s/ Barry Diller
                                        -----------------------------
                                    Name:    Barry Diller
                                    Title:   President

                              Page 17 of 32 Pages

                               INDEX TO EXHIBITS

1.   Written Agreement between TCI and Mr. Diller regarding Joint Filing of
     Schedule 13D./*/

2. Definitive Term Sheet regarding Stockholders Agreement, dated as of August 24, 1995, by and between Liberty Media Corporation and Mr. Diller./*/

3. Definitive Term Sheet regarding Equity Compensation Agreement, dated as of August 24, 1995, by and between the Company and Mr. Diller./*/

4.   Press Release issued by the Company and Mr. Diller, dated August
     25, 1995./*/

5. Letter Agreement, dated November 13, 1995, by and between Liberty Media Corporation and Mr. Diller./*/

6. Letter Agreement, dated November 16, 1995, by and between Liberty Media Corporation and Mr. Diller./*/

7. First Amendment to Stockholders Agreement, dated as of November 27, 1995, by and between Liberty Media Corporation and Mr. Diller./*/

8. Agreement and Plan of Merger, dated as of November 27, 1995, by and among Silver Management Company, Liberty Program Investments, Inc., and Liberty HSN, Inc./*/

9. Exchange Agreement, dated as of November 27, 1995, by and between Silver Management Company and Silver King Communications, Inc./*/

10. Agreement and Plan of Merger, dated as of November 27, 1995, by and among Silver King Communications, Inc., Thames Acquisition Corp. and Savoy Pictures Entertainment, Inc./*/

11. Voting Agreement, dated as of November 27, 1995, by and among Certain Stockholders of the Company and Savoy Pictures Entertainment, Inc./*/

12. Letter Agreement, dated March 22, 1996, by and between Liberty Media Corporation and Barry Diller./*/

13. In re Applications of Roy M. Speer and Silver Management Company, Federal Communications Commission Memorandum and Order, adopted March 6, 1996 and released March 11, 1996./*/

14. In re Applications of Roy M. Speer and Silver Management Company, Request for Clarification of Silver Management Company, dated April 10, 1996./*/

15. In re Applications of Roy M. Speer and Silver Management Company, Federal Communications Commission Memorandum Opinion and Order and Notice of Apparent Liability, adopted June 6, 1996 and released June 14, 1996./*/

16.  Amended and Restated Joint Filing Agreement of TCI, Mr. Diller and
     BDTV./*/

                              Page 18 of 32 Pages

17.  Amended and Restated Certificate of Incorporation of BDTV INC./*/

18. Press Release issued by the Company and Home Shopping Network, Inc., dated August 26, 1996./*/

19. Agreement and Plan of Exchange and Merger, dated as of August 25, 1996, by and among the Company, Home Shopping Network, Inc., House Acquisition Corp., and Liberty HSN, Inc./*/

20. Termination Agreement, dated as of August 25, 1996, among the Company, BDTV Inc., Liberty Program Investments, Inc., and Liberty HSN, Inc./*/

21. Voting Agreement, dated as of August 25, 1996, by and among Certain Stockholders of Home Shopping Network, Inc. and the Company./*/

22. Voting Agreement, dated as of August 25, 1996, by and among Barry Diller, Liberty Media Corporation, Arrow Holdings, LLC, BDTV Inc., and Home Shopping Network, Inc./*/

23. Letter Agreement, dated as of August 25, 1996, by and between Liberty Media Corporation and Barry Diller./*/

24. Second Amended and Restated Joint Filing Agreement by and between TCI, Mr. Diller, BDTV Inc. and BDTV II Inc./*/

25. Stock Exchange Agreement, dated as of December 20, 1996, by and between the Company and Liberty HSN, Inc./*/

26. Letter Agreement, dated as of February 3, 1997, by and between BDTV INC. and David Geffen./*/

27. Stock Exchange Agreement, dated as of May 20, 1997, by and between HSN, Inc. and Mr. Allen./*/

28. Stockholders Agreement, dated as of May 20, 1997, by and among, Mr. Diller, Mr. Allen and Liberty Media Corporation./*/

29. Letter Agreement, dated as of May 20, 1997, by and between Mr. Diller and Liberty Media Corporation./*/

30. Third Amended and Restated Joint Filing Agreement by and between TCI, Mr. Diller, BDTV Inc., BDTV II Inc. and BDTV III Inc./*/

31.  Certificate of Incorporation of BDTV III Inc./*/

32. Investment Agreement among Universal Studios, Inc., HSN, Inc., Home Shopping Network, Inc. and Liberty Media Corporation, dated as of October 19, 1997 as amended and restated as of December 18, 1997./*/

                               Page 19 of 32 Pages

33. Governance Agreement among HSN, Inc., Universal Studios, Inc., Liberty Media Corporation and Barry Diller, dated as of October 19, 1997./*/

34. Stockholders Agreement among Universal Studios, Inc., Liberty Media Corporation, Barry Diller, HSN, Inc. and The Seagram Company Ltd. dated as of October 19, 1997./*/

35. Spinoff Agreement among Liberty Media Corporation, Universal Studios, Inc. and HSN, Inc. dated as of October 19, 1997./*/

36. Exchange Agreement among HSN, Inc., Universal Studios, Inc. and Liberty Media Corporation, dated as of October 19, 1997./*/

37. Amended and Restated LLC Operating Agreement of USANi LLC, by and among USA Networks, Inc., Home Shopping Network, Inc., Universal Studios, Inc., Liberty Media Corporation and Barry Diller, dated as of February 12, 1998./*/

38. Letter Agreement between Liberty HSN, Inc. and HSN, Inc., dated as of October 19, 1997./*/

39.  Fourth Amended and Restated Joint Filing Agreement between
     Tele-Communications, Inc., Universal Studios, Inc., The Seagram Company Ltd. and Barry Diller, dated as of February 23, 1998./*/

40.  Certificate of Incorporation of BDTV IV INC./*/

41. Fifth Amended and Restated Joint Filing Agreement by and among Tele-Communications, Inc., Liberty Media Corporation, Barry Diller, Universal Studios, Inc., The Seagram Company Ltd., BDTV INC., BDTV II INC., BDTV III INC. and BDTV IV INC, dated as of July 19, 1999.

/*/ Previously filed.

                              Page 20 of 32 Pages

                                   SCHEDULE 1

1. Set forth below is the name, business address, principal occupation or employment and citizenship of each director and executive officer of Universal. The name of each person who is a director of Universal is marked with an asterisk. Unless otherwise indicated, the business address of each person listed below is 100 Universal City Plaza, Universal City, California 91608.


Name and Business Address      Principal Occupation or Employment        Citizenship
-------------------------      ----------------------------------        -----------

EDGAR BRONFMAN, JR.*           Chief Executive Officer and               United States
375 Park Avenue                President of Seagram and Chairman
New York, New York 10152       of the Executive Committee of
                               Universal

SAMUEL BRONFMAN II*            President of Seagram Chateau &            United States
2600 Campus Drive              Estate Wines Company (a division of
Suite 160                      a subsidiary of Seagram)
San Mateo, CA 94403

DANIEL R. PALADINO*            Executive Vice President, Legal and       United States
375 Park Avenue                Environmental Affairs of Seagram
New York, New York 10152

ROBERT W. MATSCHULLAT*         Vice Chairman and Chief Financial         United States
375 Park Avenue                Officer of Seagram
New York, New York 10152

YASUO NAKAMURA*                General Manager, Matsushita               Japan
                               Entertainment & Media Liaison
                               Office at Universal

RON MEYER*                     President and Chief Operating             United States
                               Officer of Universal

BRIAN C. MULLIGAN*             Executive Vice President, Operations      United States
                               and Financial of Universal

CATHY A. NICHOLS               Executive Vice President of               United States
                               Universal

                              Page 21 of 32 Pages

Name and Business Address      Principal Occupation or Employment        Citizenship
-------------------------      ----------------------------------        -----------

HELLENE S. RUNTAGH             Executive Vice President of               United States
                               Universal

KAREN RANDALL*                 Senior Vice President and General         United States
                               Counsel of Universal

KENNETH L. KAHRS               Senior Vice President, Human              United States
                               Resources of Universal

DEBORAH S. ROSEN               Senior Vice President, Corporate          United States
                               Communications and Public Affairs
                               of Universal

JAY E. SHECTER                 Vice President, Strategic Sourcing of     Canada
                               Universal

PAUL BUSCEMI                   Vice President, Tax of Joseph E.          United States
800 Third Avenue               Seagram & Sons, Inc. and Vice
New York, New York  10022      President of Universal

MAREN CHRISTENSEN              Vice President of Universal               United States

H. STEPHEN GORDON              Vice President of Universal               United States

LARRY KURZWEIL                 Vice President of Universal               United States

MARC PALOTAY                   Vice President of Universal               United States

JOHN R. PRESTON                Vice President and Treasurer of           United States
                               Seagram and Vice President of
                               Universal

TERRY A. REAGAN                Vice President and Controller             United States
                               of Universal

                             Page of 22 of 32 Pages

Name and Business Address      Principal Occupation or Employment        Citizenship
-------------------------      ----------------------------------        -----------

MARK A. WOOSTER                Vice President of Universal               United States

SHARON S. GARCIA               Secretary of Universal                    United States

PAMELA F. CHERNEY              Treasurer of Universal                    United States

LEW R. WASSERMAN*              Chairman Emeritus of Universal            United States


2. Set forth below are the name, business address, principal occupation or employment and citizenship of each director and executive officer of Seagram. The name of each person who is a director of Seagram is marked with an asterisk. Unless otherwise indicated, the business address of each person listed below is 375 Park Avenue, New York, New York 10152.

Name and Business Address      Principal Occupation or Employment        Citizenship
-------------------------      ----------------------------------        -----------

EDGAR M. BRONFMAN*             Chairman of the Board of Seagram          United States

THE HON. CHARLES R.            Co-Chairman of the Board and              Canada
BRONFMAN, P.C., C.C.*          Chairman of the Executive
                               Committee of Seagram

EDGAR BRONFMAN, JR.*           President and Chief Executive             United States
                               Officer of Seagram

SAMUEL BRONFMAN II*            President of Seagram Chateau &            United States
2600 Campus Drive              Estate Wines Company and
Suite 160                      Chairman of The Seagram Beverage
San Mateo, CA  94403           Company (each a division of Joseph
                               E. Seagram & Sons, Inc., a subsidiary
                               of Seagram)

                              Page 23 of 32 Pages

Name and Business Address      Principal Occupation or Employment        Citizenship
-------------------------      ----------------------------------        -----------

MATTHEW W. BARRETT,            Chairman of the Board                     Canada
   O.C.*                       of Bank of Montreal (a
First Bank Tower               financial institution)
68th Floor
First Canadian Place
100 King Street West
Toronto, Ontario M5X 1A1

LAURENT BEAUDOIN, C.C.*        Chairman of the Board and of              Canada
800 Rene-Levesque Blvd. West   the Executive Committee of
30th Floor                     Bombardier Inc. (a transportation,
Montreal, Quebec               aerospace and motorized products company)
Canada H3B 1Y8

CORNELIS BOONSTRA              Chairman of the Board of                  The Netherlands
Rembrandt Tower                Management and President of
Amstelplein 1, 24th Floor      Koninklijke Philips Electronics, N.V.
1096 HA Amsterdam              (an electronics company)
The Netherlands

RICHARD H. BROWN               Chairman of the Board and                 United States
5400 Legacy Drive              Chief Executive Officer of
Plano, Texas 75024-3199        Electronic Data Systems Corporation
                               (an information technology company)

THE HON. WILLIAM G.            Counsel to Tory Tory DesLauriers &        Canada
  DAVIS, P.C., C.C.,           Binnington (attorneys)
  Q.C.*
Suite 3000, Aetna Tower
79 Wellington Street West
Toronto, Ontario
Canada M5K 1N2

ANDRE DESMARAIS*               President and Co-Chief Executive          Canada
751 Victoria Square            Officer of Power Corporation of
Montreal, Quebec               Canada (a holding and management
Canada H2Y 2J3                 company)and Deputy Chairman of
                               Power Financial Corporation

                              Page 24 of 32 Pages

Name and Business Address      Principal Occupation or Employment        Citizenship
-------------------------      ----------------------------------        -----------

BARRY DILLER*                  Chairman and Chief Executive              United States
157 West 57th Street           Officer of USA Networks, Inc.
42nd Floor
New York, New York  10019

MICHELE J. HOOPER*             Corporate Director                        United States



DAVID L. JOHNSTON,             Professor, University of Waterloo         Canada
  C.C.*
Needles Hall
200 University Avenue West
Waterloo, Ontario
Canada N2L 3G1

THE HON. E. LEO KOLBER,        Member of The Senate of Canada            Canada
   SENATOR*
c/o Claridge Inc.
1170 Peel Street
8th Floor
Montreal, Quebec
Canada H3B 4P2

MARIE-JOSEE KRAVIS, O.C.*      Senior Fellow of Hudson                   Canada
                               Institute Inc. (a non-profit economics
                               research institute)

ROBERT W. MATSCHULLAT*         Vice Chairman and Chief Financial         United States
                               Officer of Seagram


SAMUEL MINZBERG*               President and Chief Executive             Canada
1170 Peel Street               Officer of Claridge Inc. (a
8th Floor                      management company)
Montreal, Quebec
Canada H2B 4P2

                              Page 25 of 32 Pages

Name and Business Address      Principal Occupation or Employment        Citizenship
-------------------------      ----------------------------------        -----------

JOHN S. WEINBERG*              Managing Director of Goldman,             United States
85 Broad Street                Sachs & Co. (investment bankers)
New York, NY  10004

JOHN D. BORGIA                 Executive Vice President, Human           United States
                               Resources of Seagram

STEVEN J. KALAGHER             Executive Vice President of Seagram       United States
                               and President and Chief Executive
                               Officer, The Seagram Spirits And
                               Wine Group (a division of Joseph E.
                               Seagram & Sons, Inc.)

DANIEL R. PALADINO             Executive Vice President, Legal and       United States
                               Environmental Affairs of Seagram

TOD R. HULLIN                  Senior Vice President, Corporate          United States
                               Communications and Public Affairs
                               of Seagram

GABOR JELLINEK                 Vice President, Production of             Canada
1430 Peel Street               Seagram and Executive Vice
Montreal, Quebec               President, Manufacturing, The
Canada H3A 1S9                 Seagram Spirits And Wine Group (a
                               division of Joseph E. Seagram &
                               Sons, Inc.)

JOHN R. PRESTON                Vice President and Treasurer of Seagram   United States

MICHAEL C.L. HALLOWS           Secretary of Seagram                      Canada

3. The trustees of the trusts for the benefit of Edgar M. Bronfman and his descendants are Edgar M. Bronfman, Edgar Bronfman, Jr., Matthew Bronfman, Harold R. Handler, Mayo O. Shattuck III and John L. Weinberg. The trustees of the trusts for the benefit of Charles R. Bronfman and his descendants are Stephen R. Bronfman, Ellen J. Bronfman Hauptman, Trevor Carmichael, Neville LeRoy Smith, Bruce I. Judelson, Gary J. Gartner, Steven
H. Levin, Arnold M. Ludwick, Jeffrey D. Scheine and Robert S. Vineberg. The trustees of the trusts for the benefit of the family of the late Minda de Gunzburg are Stanley N. Bergman, Dr. Guido Goldman and Leonard M. Nelson. The directors of the first two charitable foundations referenced in Item 2 include Charles R. Bronfman, Stephen R. Bronfman and Arnold M. Ludwick and the trustees of the third charitable foundation include Edgar M. Bronfman, Charles

                              Pages 26 of 32 Pages

R. Bronfman, Samuel Bronfman II, Edgar Bronfman, Jr., Robert W. Matschullat and Daniel R. Paladino. Set forth below or under Part 2 above are the address, principal occupation or employment and citizenship of each person named in this
Part 3.


Name and Business Address      Principal Occupation or Employment        Citizenship
-------------------------      ----------------------------------        -----------

MATTHEW BRONFMAN               Chief Executive Officer of Perfumes       United States
30 West 26th Street            Isabell, L.L.C. (a perfume company)
2nd Floor
New York, NY  10010

STEPHEN R. BRONFMAN            Private Investor                          Canada
c/o Claridge Inc.
1170 Peel Street
8th Floor
Montreal, Quebec
Canada H3B 4P2

ELLEN J. BRONFMAN              Private Investor                          Canada
   HAUPTMAN
c/o Withers Solicitors
12 Gough Square
London, England EC4A 3DE

HAROLD R. HANDLER              Attorney whose professional               United States
425 Lexington Avenue           corporation is of counsel to Simpson
New York, NY  10017            Thacher & Bartlett (attorneys)

MAYO O. SHATTUCK III           Co-Chairman and Co-Chief                  United States
Alex Brown Incorporated        Operating Officer of BT Alex. Brown
1 South Street                 Incorporated (investment bankers)
Baltimore, MD  21202

JOHN L. WEINBERG               Senior Chairman of Goldman, Sachs         United States
85 Broad Street                & Co. (investment bankers)
New York, NY  10004

ROBERT S. VINEBERG             Partner of Goodman Phillips &             Canada
1501 McGill College Avenue     Vineberg (barristers and solicitors)
26th Floor
Montreal, Quebec
Canada H3A 3N9

                                 Page 27 of 32

Name and Business Address      Principal Occupation or Employment        Citizenship
-------------------------      ----------------------------------        -----------

GARY J. GARTNER                Resident Counsel of Goodman               Canada
430 Park Avenue                Phillips & Vineberg (attorneys)
10th Floor
New York, NY  10022

STEVEN H. LEVIN                Resident Counsel of Goodman               United States
430 Park Avenue                Phillips & Vineberg (attorneys)
10th Floor
New York, NY  10022

JEFFREY D. SCHEINE             Resident Counsel of Goodman               United States
430 Park Avenue                Phillips & Vineberg (attorneys)
10th Floor
New York, NY  10022

TREVOR CARMICHAEL, Q.C.        Barrister, Chancery Chambers              Barbados
Chancery Chambers, Chancery    (attorneys)
   House
High Street
Bridgetown, Barbados

NEVILLE LEROY SMITH            Managing Director of Royal Bank of        Barbados
Sunset Drive                   Canada Financial Corporation (a
Pine Gardens                   financial institution)
St. Michael, Barbados

BRUCE I. JUDELSON              Partner of Bergman, Horowitz &            United States
157 Church Street              Reynolds, P.C. (attorneys)
New Haven, CT  06510

STANLEY N. BERGMAN             Partner of Bergman, Horowitz &            United States
157 Church Street              Reynolds, P.C. (attorneys)
New Haven, CT  06510

DR. GUIDO GOLDMAN              Director of German Studies at the         United States
First Spring Corporation       Center for European Studies at
499 Park Avenue                Harvard University and Chairman of
New York, NY  10022            First Spring Corporation (an
                               investment company)

                              Page 28 of 32 Pages

Name and Business Address      Principal Occupation or Employment        Citizenship
-------------------------      ----------------------------------        -----------

LEONARD M. NELSON              Shareholder of Bernstein, Shur,           United States
100 Middle Street              Sawyer & Nelson, P.C. (attorneys)
Portland, ME  04104


                                  SCHEDULE 3

      The name and present principal occupation or employment of each director and executive officer of Liberty are set forth below. The business address for each person listed below is c/o Liberty Media Corporation, 9197 South Peoria Street, Englewood, Colorado 80112. All executive officers and directors listed on this Schedule 3 are United States citizens, except for David J.A. Flowers, who is a Canadian citizen.

Name                                    Principal Occupation or Employment
----                                    ----------------------------------

JOHN C. MALONE                          Chairman of the Board and Director of
                                        Liberty; Director of AT&T

ROBERT R. BENNETT                       President, Chief Executive Officer and
                                        Director of Liberty

GARY S. HOWARD                          Executive Vice President, Chief Operating
                                        Officer and Director of Liberty

LEO J. HINDERY, JR.                     Director of Liberty; President and Chief
                                        Executive Officer, AT&T Broadband and
                                        Internet Services

DANIEL E. SOMERS                        Director of Liberty; Senior Executive Vice
                                        President and Chief Financial Officer of
                                        AT&T

JOHN C. PETRILLO                        Director of Liberty; Executive Vice President,
                                        Corporate Strategy and Business Development
                                        of AT&T

LARRY E. ROMRELL                        Director of Liberty; Consultant to TCI

JEROME H. KERN                          Director of Liberty; Chairman of Linkshare
                                        Corporation

                              Page 29 of 32 Pages

Name                                    Principal Occupation or Employment
----                                    ----------------------------------

PAUL A. GOULD                           Director of Liberty; Managing Director of
                                        Allen & Co.

DAVID B. KOFF                           Senior Vice President and Assistant Secretary
                                        of Liberty

CHARLES Y. TANABE                       Senior Vice President, General Counsel and
                                        Assistant Secretary of Liberty

PETER ZOLINTAKIS                        Senior Vice President of Liberty

VIVIAN J. CARR                          Vice President and Secretary of Liberty

KATHRYN S. DOUGLASS                     Vice President and Controller of Liberty

DAVID J.A. FLOWERS                      Vice President and Treasurer of Liberty

                              Page 30 of 32 Pages

                                   SCHEDULE 4

      The name and present principal occupation or employment of each director and executive officer of AT&T are set forth below. The business address for each person listed below is c/o AT&T Corp., 295 North Maple Avenue, Basking Ridge, New Jersey 07920. All executive officers and directors listed on this Schedule 4 are United States citizens.

Name                                    Principal Occupation or Employment
----                                    ----------------------------------

C. MICHAEL ARMSTRONG                    Chairman of the Board, Chief Executive
                                        Officer and Director

KENNETH T. DERR                         Director; Chairman and Chief Executive
                                        Officer of Chevron Corporation

M. KATHRYN EICKHOFF                     Director; President of Eickhoff Economics,
                                        Inc.

WALTER Y. ELISHA                        Director; Retired Chairman and Chief
                                        Executive Officer of Springs Industries, Inc.

GEORGE M. C. FISHER                     Director; Chairman and Chief Executive
                                        Officer of Eastman Kodak Company

DONALD V. FITES                         Director; Chairman, Retired - Caterpillar, Inc.

RALPH S. LARSEN                         Director; Chairman and Chief Executive
                                        Officer of Johnson & Johnson

JOHN C. MALONE                          Director; Chairman of the Board of Liberty

DONALD F. McHENRY                       Director; President of IRC Group

MICHAEL I. SOVERN                       Director; President Emeritus and Chancellor
                                        Kent Professor of Law at Columbia University

SANFORD I. WEILL                        Director; Chairman and Co-CEO of Citigroup
                                        Inc.

THOMAS H. WYMAN                         Director; Senior Advisor of SBC Warburg, Inc.

JOHN D. ZEGLIS                          President and Director

HAROLD W. BURLINGAME                    Executive Vice President, Merger & Joint
                                        Venture Integration

JAMES CICCONI                           Executive Vice President-Law &
                                        Governmental Affairs and General Counsel

                              Page 31 of 32 Pages

Name                                    Principal Occupation or Employment
----                                    ----------------------------------

MIRIAN GRADDICK                         Executive Vice President, Human Resources

DANIEL R. HESSE                         Executive Vice President and President &
                                        CEO, AT&T Wireless Services, Inc.

LEO J. HINDERY, JR.                     President and Chief Executive Officer, AT&T
                                        Broadband and Internet Services

FRANK IANNA                             Executive Vice President and President, AT&T
                                        Network Services

MICHAEL G. KEITH                        Executive Vice President and President, AT&T
                                        Business Services

H. EUGENE LOCKHART                      Executive Vice President and President, AT&T
                                        Consumer Services

RICHARD J. MARTIN                       Executive Vice President, Public Relations and
                                        Employee Communication

DAVID C. NAGEL                          President, AT&T Labs & Chief Technology
                                        Officer

JOHN C. PETRILLO                        Executive Vice President, Corporate Strategy
                                        and Business Development

RICHARD ROSCITT                         Executive Vice President and President &
                                        CEO, AT&T Solutions

DANIEL E. SOMERS                        Senior Executive Vice President and Chief
                                        Financial Officer

                              Page 32 of 32 Pages